Exhibit 99.12
AstraZeneca UK Limited
15 Stanhope Gate
London W1K 1LN
Registered number: 3674842
The Directors
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge CB1 6GH
STRICTLY PRIVATE AND CONFIDENTIAL
14 May 2006
Dear Sirs
Break fees
We refer to the proposed offer by AstraZeneca UK Limited (“AstraZeneca”) or a member of its Group to acquire all of the share capital of Cambridge Antibody Technology Group plc (the “Company”) (such offer, including such offer as revised or extended, being the “Offer”).
1	The following definitions apply for the purposes of this letter:

“Business Day” means any day which is not a Saturday, Sunday or a bank or public holiday in England and Wales;

“Code” means the City Code on Takeovers and Mergers as from time to time amended and interpreted by the Panel on Takeovers and Mergers (the “Panel”) and “acting in concert” has the meaning given to that term in the Code;

“Company ADSs” means the Company’s American Depositary Shares, evidenced by American Depositary Receipts representing Company Shares;

“Company Share” means an ordinary share of 10p in the capital of the Company, including shares underlying any Company ADSs;

“Exchange Act” means the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Group”, in relation to any person, means any corporations which are holding companies or subsidiaries or subsidiary undertakings (as such terms are defined in the Companies Act 1985, as amended) of it or of any such holding company;

“OFT” means the UK Office of Fair Trading;

“OFT Condition” means condition 2 in Appendix 1 to the Press Announcement;

“Press Announcement” means an announcement of the Offer substantially in the form attached hereto;

“Subscription Agreement” means the subscription agreement between AstraZeneca and the Company dated 21 November 2004;

“Third Party Announcement” means an announcement made by a third party, which is not acting in concert with AstraZeneca, of an intention to make an offer (whether or not subject to pre-conditions) for the Company, pursuant to Rule 2.5 of the Code or the Exchange Act; and

“Third Party Transaction” means the offer or proposal referred to in a Third Party Announcement.

2	In consideration of AstraZeneca agreeing to commit time and personnel to investigate the affairs of the Company and to make necessary preparations for the purposes of the Offer, and as a pre-condition to AstraZeneca being prepared to do so, the Company undertakes to AstraZeneca in the terms set out below.

3.1	The Company shall pay to AstraZeneca an amount (the “Inducement Fee”) of £5,000,000 in the event that the Offer is formally announced for the purposes of Rule 2.5 of the Code or the Exchange Act on or prior to 19 May 2006 and, after such announcement:
(a)	the directors of the Company change the terms of or withdraw their recommendation of the Offer; or

(b)	a Third Party Announcement is made and:
(i)	the Third Party Transaction referred to in such announcement, or any other Third Party Transaction announced within 60 days of the announcement of the Offer, subsequently becomes or is declared unconditional in all respects or is completed; and

(ii)	the Offer lapses or is withdrawn.
3.2	The Company shall pay the Inducement Fee by not later than five Business Days after the date on which the Inducement Fee is due in accordance with paragraph 3.1. Payment shall be made in immediately available funds to such bank account as may be notified to it by AstraZeneca for such purposes.

4	In consideration of the covenants of the Company in this letter and the Company agreeing to make necessary preparations for the purposes of the Offer, AstraZeneca undertakes that it shall pay to the Company a break fee (the “Break Fee”) of £2,500,000 in the event that the Offer is formally announced for the purposes of Rule 2.5 of the Code or the Exchange Act on or prior to 19 May 2006 and, after such announcement, either:

4.1	AstraZeneca invokes the OFT Condition; or

4.2	the Offer lapses by reason of the referral of the Offer by the OFT to the Competition Commission,

unless the non-satisfaction of the OFT Condition, or the referral to the Competition Commission, as appropriate, arises from the failure of the Company to use its reasonable endeavours to assist in the satisfaction of the OFT Condition (including the provision of information or assistance to the OFT).

5	AstraZeneca shall pay the Break Fee by not later than five Business Days after the date on which the Break Fee is due in accordance with paragraph 4. Payment shall be made in immediately available funds to such bank account as may be notified to it by the Company for such purposes.

6	If either party defaults in the payment when due of the Inducement Fee or the Break Fee, its liability shall be increased to include interest on the amount of the Inducement Fee or the Break Fee (as appropriate) from the date when payment is due until the date of actual payment (as well after as before judgment) at a rate per annum of one per cent above the base rate from time to time of Barclays Bank Plc. Such interest shall accrue from day to day and shall be compounded with monthly interest. All sums payable under this letter shall be paid free and clear of any deductions, withholdings, set-offs or counterclaims, save only as may be required by law.

7	In further consideration of AstraZeneca agreeing to commit time and personnel to investigate the affairs of the Company and to make necessary preparations for the purposes of the Offer, the Company hereby unconditionally and irrevocably releases AstraZeneca from its obligations under clause 6.4 of the Subscription Agreement and waives all and any rights it has under such clause, provided that the Company may by notice in writing revoke the release and waiver contained in this paragraph 7 on or after 19 May 2006 if neither AstraZeneca nor any member of its Group has formally announced the Offer under Rule 2.5 of the Code or the Exchange Act by such date.

8	No failure or delay by either party in exercising any of its rights under this letter shall operate as a waiver thereof, nor shall any single or partial exercise preclude any other further exercise of such rights.

9	No variation of this letter shall be effective unless in writing and signed by or on behalf of each of the parties.

10	A person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this letter.

11	If any provision in this letter shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this letter but the legality, validity and enforceability of the remainder of this letter shall not be affected.

12	Nothing in this letter shall oblige the Company to pay any amount which the Panel determines would not be permitted by Rule 21.2 of the Code.

13	This letter shall be governed by and construed in accordance with English law.

14	The parties irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this letter and accordingly any proceedings arising out of or in connection with this letter shall be brought in such courts.
Please indicate your acceptance of these terms by signing the enclosed duplicate of this letter and returning it to us.

Yours faithfully

For and on behalf of AstraZeneca UK Limited

We hereby agree to the terms of your letter dated 14 May 2006 of which a copy is set out above.

For and on behalf of Cambridge Antibody Technology Group plc

Dated:

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